Exhibit 99.2

Management’s Discussion and Analysis Second Quarter – Interim period ended June 30, 2026 (Expressed in U.S. dollars, unless otherwise noted)

August 31, 2026

This Management’s Discussion and Analysis (“MD&A”) relates to the financial condition and results of operations of Goldgroup Mining Inc. (“Goldgroup” or the “Company”) together with its subsidiaries as of the date of this MD&A, and is intended to supplement and complement the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2026. Readers are cautioned that this MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Goldgroup’s public disclosure documents are available on SEDAR at www.sedarplus.ca. The condensed interim consolidated financial statements and MD&A are presented in United States (“US”) dollars, except where noted, and have been prepared in accordance with International Financial Reporting Standards (“IFRS”). This discussion addresses matters we consider important for an understanding of our financial condition and results of operations as of and for the period ended June 30, 2026.

The MD&A contains forward-looking statements and should be read in conjunction with the risks discussed herein and those set out under the heading “Risk Factors” as described in this MD&A. Please also refer to the “Cautionary Statement on Forward-Looking Information” at the end of this MD&A.

OVERVIEW

Goldgroup is a Canadian-based precious metals company focused on building a premier intermediate gold and silver producer through disciplined operations, organic growth and strategic acquisitions. Following completion of the merger with Gold Resource Corporation on July 17, 2026, the Company owns producing mines and development-stage assets in Mexico, together with the Back Forty Project in Michigan. The portfolio provides multiple opportunities for resource growth, production expansion and long-term value creation, although advancement of certain development-stage assets, including Back Forty, is subject to financing, permitting and contractual risks described elsewhere in this MD&A.

As of the date of this MD&A, the Company’s portfolio includes the producing Don David Gold Mine in Oaxaca, the Cerro Prieto Gold Mine and the San Francisco Project in Sonora, Mexico, together with the Back Forty Project in Michigan, United States. Don David and Back Forty were acquired subsequent to June 30, 2026; accordingly, their financial position and results of operations are not included in the Company’s interim consolidated financial statements for the three and six months ended June 30, 2026.

The profitability and operating cash flows of the Company are affected by various factors, including the amount of precious and base metals produced and sold, the market price, operating costs, interest rates, regulatory and environmental compliance, general and administrative costs, the level of exploration and development expenditures, decommissioning and restoration provisions and other discretionary costs. Goldgroup is also exposed to fluctuations in foreign currency exchange rates that can materially impact profitability and cash flow. To date, most of the Company’s projects are located in Mexico and are subject to foreign investment risk, including increases in various levels of taxation and royalties, renegotiation of contracts, fuel cost changes, profit sharing law changes, property title risk and political uncertainty. While Goldgroup seeks to manage the level of risk associated with its business, many of the factors affecting these risks are beyond the Company’s control.

The Company may need to raise additional funds over and above amounts raised to date to continue the development of Don David and Cerro Prieto, the resource drilling and restart of the San Francisco Project, as well as to complete the exploration and development of its other property interests. There can be no assurance that additional capital or other types of financing will be available to the Company if needed or that, if available, the terms of such financing will be on terms favourable to the Company.

Six months ended – June 30, 2026

HIGHLIGHTS AND DEVELOPMENTS – 2026

●	During the three months ended June 30, 2026, the Company produced 3,843 ounces of gold (June 30, 2025 – 1,446).

●	During the six months ended June 30, 2026, the Company produced 7,938 ounces of gold (June 30, 2025 – 3,417).

●	During the three and six months ended June 30, 2026, the average realized price for the gold sold was $4,429(1) (June 30, 2025 – $3,348(1)) and $4,669(1) (June 30, 2025 – $3,080(1)), respectively.

●	During the three and six months ended June 30, 2026, the Company’s all-in sustaining cost of production per ounce was $3,425(1) and $3,018,(1) respectively, and all-in cost per ounce was $3,896(1) and $3,574,(1) respectively.

●	During the three and six months ended June 30, 2025, the Company’s all-in sustaining cost of production per ounce was $2,832(1) and $2,306,(1) respectively, and all-in cost per ounce was $3,743(1) and $2,923,(1) respectively.

●	On February 27, 2026, the Company closed the sale of its 100% interest in Compañía Minera Apolo S.A. de C.V. (“Apolo”), which holds the fully permitted Pinos gold project located 140 kilometres east of Zacatecas city in the state of Zacatecas, Mexico (the “Pinos Project”), for total consideration of $5.0 million. The decision to divest the Pinos Project followed management’s determination that, with the acquisition of the San Francisco mine and the pending transaction with GRC, the Pinos Project was non-core to the Company’s strategy. The sale was completed on February 27, 2026. pursuant to the Share Purchase Agreement dated December 31, 2025 with a private arm’s length British Columbia company.

●	During the six months ended June 30, 2026, the Company issued 2,005,553 common shares as a result of warrant exercises for gross proceeds of approximately $1,813,000 (CAD $2,521,000).

●	During the six months ended June 30, 2026, the Company issued 381,250 common shares as a result of option exercises for gross proceeds of approximately $83,000 (CAD $114,000).

MATERIAL EVENTS SUBSEQUENT TO JUNE 30, 2026

●	On July 17, 2026, the Company and GRC closed the merger (the “Merger”) pursuant to the Arrangement Agreement and Plan of Merger (the “Arrangement Agreement”), dated January 25, 2026 and amended on May 15, 2026, by and among GRC, the Company, and Goldgroup Merger Sub Inc., a wholly owned subsidiary of the Company. As a result of the Merger, GRC shareholders received 0.3619 (the “Exchange Ratio”) post consolidated common shares of Goldgroup for each share of GRC’s common stock held.

As a result of the Merger, GRC was delisted from the NYSE American LLC (the “NYSE American”). Concurrently, the Company commenced trading on the NYSE American under the ticker symbol “GORO” and changed its ticker symbol on the TSX Venture Exchange (“TSXV”) from “GGA” to “GORO.” The Company’s common shares were no longer quoted on the OTC Markets upon commencement of trading on the NYSE American. In accordance with the terms of the Arrangement Agreement, the Company and GRC jointly determined the ratio of the share consolidation to be one (1) post-consolidation share for every four (4) pre-consolidation share. In connection with the completion of the Merger, the Company issued 59,253,705 common shares and assumed 275,191 stock options, 481,848 deferred share units, 685,961 restricted share units and 172,584 performance share units, in each case on a post-consolidation basis and reflecting the Exchange Ratio.

Upon closing of the Merger, the Company’s board of directors and executive management were reconstituted. Ron Little, Lila Manassa Murphy, Nicole Adshead-Bell, Luis Felipe Medina Aguirre and Francisco Javier Reyes de la Campa were appointed to the board of directors, and Allen Palmiere was appointed as President and Chief Executive Officer, Chet Holyoak as Chief Financial Officer, and Armando Alexandri as Chief Operating Officer of the Company.

●	On July 27, 2026, the Company announced the departure of Allen Palmiere as President and Chief Executive Officer. Javier Reyes, Chair of the Board of Directors, was initially appointed Interim Chief Executive Officer but was subsequently appointed

Second Quarter – June 30, 2026Page 2

Six months ended – June 30, 2026

as the Chief Executive Officer. Mr. Reyes will continue to work closely with the Company’s experienced executive and operational leadership team to execute the Company’s strategic priorities. Allen Palmiere has transitioned to an advisor of the Company to support an orderly leadership transition.

(1)	This is a non-IFRS measure. See “Non-IFRS Financial Measures” of this MD&A for discussion.

OUTLOOK

Main areas of focus for 2026 include:

●	San Francisco – the Company has commenced a 26,053-metre diamond drilling program focused on upgrading and confirming the existing mineral resource, refining the resource model and evaluating opportunities to expand understanding of mineralized zones within and around the existing pits. In parallel, the Company is advancing a technical study to optimize the design and mine plan and establish the technical basis for a potential restart of mining and processing operations, while continuing to assess the project’s broader exploration and resource expansion potential.

●	Don David* – the Company plans to focus on underground grade-control, infill and expansion drilling to extend mine life and expand the existing resource base. Regional exploration will also target the Margaritas and El Rey areas, while development at the Alta Gracia satellite operation is expected to continue providing additional mill feed. The Company sees further upside from important high-grade zones and the broader 55,000-hectare land package surrounding the mine.

●	Back Forty* – the Company is advancing a definitive feasibility study and intends to commence the permitting process as it moves the project toward a potential development decision, subject to the resolution of matters relating to the Osisko Stream Agreements (as defined below) described under “Back Forty Project, United States”. The current mine plan contemplates a combined open-pit and underground operation with a 2,500-tonne-per-day processing plant.

●	Cerro Prieto – the Company is pursuing exploration of nearby areas within our concessions to extend mine life and potentially increase production. The Company has installed a second crushing circuit in fiscal 2025 to expand average crushing capacity to 4,200 tonnes per day, which will increase production in fiscal 2026. The Company is analyzing re-leaching material from existing leach pads to potentially extract residual gold from previously leached material, which may increase future gold production.

●	San José de Gracia – the Company announced that its subsidiary, Goldgroup Resources Inc. (“Goldgroup Resources”), filed a Request for Arbitration on February 17, 2023 with the International Centre for Settlement of Investment Disputes (“ICSID”) against the United Mexican States. The treatment and inaction by the Mexican courts have resulted in a judicial expropriation of Goldgroup Resources’ investment in DynaResource de Mexico S.A. de C.V. (“DynaMexico”) and a denial of justice in breach of Mexico’s obligations under the North American Free Trade Agreement (“NAFTA”). Goldgroup Resources is seeking monetary damages as a result of Mexico’s breaches of NAFTA, as well as declarations from the arbitral tribunal to counter any potentially detrimental consequences stemming from the continued existence of the $48 million judgment issued by the Mexican courts in favour of DynaMexico. The NAFTA hearing concluded on June 3, 2026, and the Company is awaiting a ruling from the tribunal.

*Don David and Back Forty were acquired upon completion of the Merger with GRC on July 17, 2026, subsequent to June 30, 2026.

Going concern

The Company has experienced recurring operating losses and has an accumulated deficit of $226.7 million as at June 30, 2026. In addition, as at June 30, 2026, the Company has a working capital deficiency of $31.5 million. Working capital is defined as current assets less current liabilities and provides a measure of the Company’s ability to settle liabilities that are due within one year with assets that are also expected to be converted into cash within one year. The Company’s ability to continue as a going concern is dependent

Second Quarter – June 30, 2026Page 3

Six months ended – June 30, 2026

upon its ability to generate future profitable operations and/or to obtain the necessary financing to conduct its planned work program on its mineral properties, meet its on-going levels of corporate overhead and commitments, keep its properties in good standing and discharge its liabilities as they come due. These matters result in material uncertainties which may cast significant doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis was not appropriate for the financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the classifications used in the statement of financial position.

FINANCIAL AND OPERATIONAL HIGHLIGHTS

Operating Statistics	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
High-grade ore mined (t)	305,300	159,264	650,000	253,407
Run of mine (“ROM”) (t)	13,955	-	50,889	-
Waste mined (tonnes)	2,623,628	580,021	4,862,937	912,462
Total mined (tonnes)	2,942,883	739,285	5,563,826	1,165,869
Waste-to-ore-ratio	8.22	3.64	6.94	3.6
Ore to pad (t)	318,437	163,063	596,693	388,042
ROM to pad (t)	13,955	-	50,889	-
Recovery	66%	48%	85%	49%
Grade of ore mined (g/t Au)	0.59	0.59	0.55	0.62
Grade of ROM mined (g/t Au)	0.30	-	0.41	-
Grade of ore placed on pad (g/t Au)	0.56	0.57	0.48	0.55
Grade of ROM placed on pad (g/t Au)	0.30	-	0.41	-
Gold ounces – produced	3,843	1,446	7,938	3,417
Gold ounces – sold	4,748	1,588	8,996	3,190
Average realized gold price per ounce sold(1)	$ 4,429	$ 3,348	$ 4,669	$ 3,080

(1)	This is a non-IFRS measure. See “Non-IFRS Financial Measures” of this MD&A for discussion.

Three months ended June 30, 2026 compared to three months ended June 30, 2025

High-grade ore mined increased significantly from the comparative period as the Company continued its higher level of mining activity following the installation and optimization of the second crushing circuit. The current period also included 13,955 tonnes of ROM material as the Company continued rehandling previously leached ROM material, which is being re-crushed and re-leached to recover residual gold. Ore placed on the leach pads increased to 318,437 tonnes from 163,063 tonnes in the comparative period. Total gold produced increased to 3,843 ounces from 1,446 ounces due to the significantly higher volume of ore placed on the leach pads combined

Second Quarter – June 30, 2026Page 4

Six months ended – June 30, 2026

with improved recovery, while the grade of ore placed on the pad remained relatively consistent with the comparative period. Recovery increased to 66% from 48%, reflecting continued improvements in leach performance following increased crushing to P80 – 5/8th inch and increased solution flow with a higher cyanide concentration on the leach pads. The waste-to-ore ratio increased to 8.22 from 3.64 in the comparative period, reflecting higher stripping activity as production advances deeper into the Esperanza Extension.

Six months ended June 30, 2026 compared to six months ended June 30, 2025

High-grade ore mined increased significantly to 650,000 tonnes from 253,407 tonnes in the comparative period as the Company increased mining activity, with the current period also including 50,889 tonnes of rehandled ROM material. Ore placed on the leach pads increased to 596,693 tonnes from 388,042 tonnes in the comparative period. Total gold produced increased to 7,938 ounces from 3,417 ounces as a result of the higher volume of ore placed on the leach pads and improved recovery, which more than offset the lower grade of ore placed on the pads. The lower grade reflects production from the Esperanza Extension, which has a lower expected grade, together with the inclusion of rehandled ROM material with a lower residual gold grade. Recovery increased to 85% from 49% in the comparative period, reflecting the drawdown of leach pad inventory accumulated in prior periods in Q1 2026 together with operational improvements to crushing and leaching. The waste-to-ore ratio increased to 6.94 from 3.60 as a result of increased stripping activity as mining progressed deeper into the Esperanza Extension.

Second Quarter – June 30, 2026Page 5

Six months ended – June 30, 2026

(tabled amounts are expressed in thousands of U.S dollars)	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025
Revenue
Gold sales	$ 21,031	$ 5,317	$ 41,998	$ 9,825
Silver sales	75	47	303	119
Cost of operation	21,106	5,364	42,301	9,944
Cost of sales	(14,512)	(3,476)	(32,112)	(6,230)
Depreciation and depletion	(365)	(183)	(848)	(352)
	6,229	1,705	9,341	3,362
Depreciation	(6)	(3)	(7)	(5)
Share-based compensation	-	(10)	-	(31)
General and administrative	(49)	(739)	(498)	(898)
Salary and consulting	(212)	(154)	(612)	(311)
Professional fees	(1,548)	(425)	(3,298)	(899)
Care and maintenance – San Francisco	(1,711)	-	(2,542)	-
Impairment of Pinos Project	-	(27,648)	-	(27,648)
Finance cost	(910)	(31)	(1,263)	(62)
Exploration costs	-	(193)	(161)	(306)
Unrealized derivative gain (loss) – warrant liability	(4,777)	(8,013)	2,827	(15,743)
Foreign exchange gain (loss)	(1,455)	301	(1,321)	107
Other income	84	72	144	87
(Loss) income before income taxes	(4,355)	(35,138)	2,610	(42,347)
Income taxes (expense) recovery – current	(1,725)	8	(2,338)	4
(Loss) income and comprehensive (loss) income	(6,080)	(35,130)	272	(42,343)
Loss per share – Basic and diluted	$ (0.02)	$ (0.68)	$ 0.00	$ (0.96)
Weighted average shares outstanding (000’s)
Basic	74,624	51,888	74,193	44,040
Diluted	74,624	51,888	82,077	44,040
Total shares issued and outstanding (000’s)	75,515	54,821	75,515	54,821

	As at June 30,
(tabled amounts are expressed in thousands of U.S dollars)	2026	2025
Cash and cash equivalents	$ 15,715	$ 15,122
Total assets	69,289	36,105
Non-current financial liabilities	4,181	75
Cash dividends declared	$ 0.00	$ 0.00

Second Quarter – June 30, 2026Page 6

Six months ended – June 30, 2026

Three months ended June 30, 2026 compared to three months ended June 30, 2025

Gross profit was $6.23 million in the current period compared to $1.71 million in the comparative period. The increase in gross profit was primarily the result of significantly higher gold sales volumes and realized gold prices, which resulted in revenue increasing to $21.11 million from $5.36 million in the comparative period. The increase in revenue more than offset the corresponding increase in cost of sales.

General and administrative expenses decreased to $49,000 in the current period compared to $739,000 in the comparative period. Salary and consulting expenses increased to $212,000 from $154,000, while professional fees increased significantly to $1.55 million from $425,000, primarily as a result of the increased level of corporate activity and costs associated with the Merger.

The Company recorded care and maintenance costs of $1.71 million related to the San Francisco Project in the current period compared to $nil in the comparative period. No exploration costs were recorded in the current period compared to $193,000 in the comparative period as all exploration expenditures during the period were capitalized. Finance costs increased to $910,000 from $31,000, primarily due to accretion expense associated with the San Francisco royalty payable and asset retirement obligation.

In the current period, the Company recorded an unrealized loss on its warrant liability of $4.78 million compared to a loss of $8.01 million in the comparative period as a result of fluctuations in market conditions affecting the valuation of outstanding warrants. The Company also recorded a foreign exchange loss of $1.46 million compared to a gain of $301,000 in the comparative period due to movements in foreign exchange rates.

As a result of the foregoing, the Company recorded a loss before income taxes of $4.36 million compared to a loss before income taxes of $35.14 million in the comparative period. The comparative period included a $27.65 million impairment of the Pinos Project, whereas no impairment was recorded in the current period. The Company recorded current income tax expense of $1.73 million in the current period compared to a recovery of $8,000 in the comparative period, resulting in a net loss of $5.95 million compared to a net loss of $35.13 million in the comparative period.

Six months ended June 30, 2026 compared to six months ended June 30, 2025

Gross profit was $9.34 million in the current period compared to $3.36 million in the comparative period. The increase in gross profit was primarily the result of significantly higher gold sales volumes and realized gold prices, which resulted in revenue increasing to $42.30 million from $9.94 million. The increase in revenue more than offset the corresponding increase in cost of sales.

General and administrative expenses decreased to $498,000 in the current period compared to $898,000 in the comparative period. Salary and consulting expenses increased to $612,000 from $311,000, while professional fees increased significantly to $3.30 million from $899,000, primarily due to the increased level of corporate activity and costs associated with the GRC transaction.

The Company recorded care and maintenance costs of $2.54 million related to the San Francisco Project in the current period compared to $nil in the comparative period. Exploration costs decreased to $161,000 from $306,000. Finance costs increased to $1.26 million from $62,000, primarily due to accretion expense associated with the San Francisco royalty payable and asset retirement obligation.

In the current period, the Company recorded an unrealized gain on its warrant liability of $2.83 million compared to an unrealized loss of $15.74 million in the comparative period as a result of fluctuations in market conditions affecting the valuation of outstanding warrants. The Company also recorded a foreign exchange loss of $1.32 million compared to a gain of $107,000 in the comparative period.

The comparative period included a $27.65 million impairment of the Pinos Project, whereas no impairment was recorded in the current period. As a result of the foregoing, the Company recorded income before income taxes of $2.61 million compared to a loss before income taxes of $42.35 million in the comparative period. Current income tax expense was $2.34 million compared to a recovery of $4,000 in the comparative period, resulting in net income of $272,000 compared to a net loss of $42.34 million in the comparative period.

Second Quarter – June 30, 2026Page 7

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Cash and cash equivalents were $15.72 million as at June 30, 2026 compared to $15.12 million as at June 30, 2025. Total assets increased to $69.29 million from $36.11 million, primarily due to the acquisition of the San Francisco Project in December 2025 and the resulting increase in the Company’s operational asset base.

Non-current financial liabilities increased to $4.18 million from $75,000 in the comparative period, primarily reflecting the royalty payable associated with the San Francisco Project.

QUARTERLY RESULTS

(tabled amounts are expressed in thousands of U.S. dollars)	Q2 2026	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024
Revenue	21,106	21,195	9,330	3,707	5,364	4,580	3,931	3,663
Income (loss) income from mine operations	6,229	3,112	4,436	(2,540)	1,705	1,657	(102)	(31)
Net income (loss)	(6,080)	6,352	(21,272)	(4,769)	(35,130)	(7,209)	(1,765)	(1,141)
Basic and diluted earnings (loss) per share	(0.02)	0.02	(0.04)	(0.02)	(0.17)	(0.07)	(0.02)	(0.01)
Diluted earnings (loss) per share	(0.02)	0.02	(0.04)	(0.02)	(0.17)	(0.07)	(0.02)	(0.01)
Cash and cash equivalents	15,715	15,366	9,611	13,446	15,122	7,827	366	733
Total assets	69,289	67,316	71,664	47,722	36,105	16,065	6,215	7,520
Non-current financial liabilities	4,181	3,434	4,061	31	33	35	15	578
Cash dividend declared	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Total ounces produced	3,843	4,043	2,979	1,684	1,446	1,972	1,540	1,476
Total ounces sold	4,748	4,248	2,277	1,096	1,588	1,603	1,392	1,479

Three months ended June 30, 2026 statement of losses compared with previous quarters in 2025 and 2024

Revenue has fluctuated over the comparative quarters as a result of changes in gold production, sales volumes, realized gold prices and the areas being mined. Revenue in the current period was $21.11 million, which was consistent with Q1 2026 and significantly higher than all other comparative quarters presented. The strong revenue in the current period was driven by 4,748 ounces of gold sold, the highest sales volume of any quarter presented, together with continued strong realized gold prices.

Income from mine operations was $6.23 million in the current period, the highest of all comparative quarters presented and approximately double the $3.11 million recorded in Q1 2026. The improvement reflects the higher sales volume and strong realized gold prices, which more than offset the associated increase in production costs.

The Company recorded a net loss of $6.08 million in the current quarter compared to net income of $6.35 million in Q1 2026 and net losses in all other comparative quarters presented. The current-period net loss was primarily impacted by an unrealized loss on the warrant liability, increased professional fees associated with the Merger, care and maintenance costs related to the San Francisco Project, higher finance costs and foreign exchange losses, partially offset by the stronger operating performance.

Total gold production has fluctuated over the comparative quarters due to changes in grade, recovery, mining activity and the processing of both high-grade and run-of-mine material. Gold production in the current period was 3,843 ounces compared to 4,043 ounces in Q1 2026 and was higher than all other comparative quarters presented. The continued strong production reflects increased mining and crushing capacity, higher volumes of ore placed on the leach pads and improved recovery.

Total assets and non-current liabilities as at June 30, 2026 compared with previous quarters in 2025 and 2024

Total assets were $69.29 million as at June 30, 2026, an increase from $67.32 million at March 31, 2026 and substantially higher than the comparative quarters prior to Q4 2025. The increase relative to earlier periods primarily reflects the acquisition of Molimentales (as defined below) and the San Francisco Project in December 2025, together with the Company’s higher cash balance and expanded operational asset base.

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Non-current financial liabilities were $4.18 million as at June 30, 2026 compared to $3.43 million at March 31, 2026 and $4.06 million at December 31, 2025. The balance remains significantly higher than periods prior to Q4 2025, primarily reflecting the royalty payable associated with the acquisition of Molimentales and the San Francisco Project.

DON DAVID GOLD MINE, MEXICO

The Don David Gold Mine (“Don David”) was acquired upon completion of the Merger with GRC on July 17, 2026, subsequent to June 30, 2026. Don David is a producing underground mine focused on the development of precious and base metals, located in Oaxaca, Mexico and is owned through Don David Gold Mexico S.A. de C.V. Commercial production commenced in July 2010. The operation produces gold, silver, copper, lead and zinc through concentrates from polymetallic mineralization.

The Don David properties consist of six mineral properties located along the San Jose structural corridor in Oaxaca. Collectively, the properties cover approximately 55 continuous kilometres of the structural corridor and extend across three historic mining districts, providing a significant regional land position for ongoing exploration and development.

Mining operations are principally conducted at the Arista underground mine, which hosts several mineralized vein systems, including the Arista, Switchback and Three Sisters systems. Underground mining is conducted using a combination of cut-and-fill and long-hole mining methods. Ore from the underground operation is transported to the Aguila processing facility, which includes flotation and agitated leach circuits capable of producing doré and separate zinc, lead-silver and copper-gold concentrates. The operation is supported by existing mine development, processing and tailings facilities, electrical infrastructure, water storage, laboratories, workshops, offices and other site infrastructure.

A significant component of the Company’s recent operating and exploration strategy has been the development and definition of higher-grade areas within the existing mine. In particular, development and drilling have focused on the Three Sisters vein system and selected areas of the Arista system to provide additional production areas, improve mine sequencing and increase operating flexibility. Exploration potential remains within the existing Arista mine systems, including extensions of the Arista and Three Sisters veins, which remain open in several directions.

In addition to near-mine exploration, Don David maintains a number of regional exploration projects along the San Jose structural corridor. Historical exploration has identified prospective areas, including Alta Gracia, Margaritas, El Rey, Jabalí and other targets. The Company’s exploration programs have focused on evaluating and prioritizing these projects for their potential to provide additional mineral resources and, where appropriate, future satellite feed for the existing Don David processing infrastructure.

See the technical report in respect of Don David with an effective date of December 31, 2025 available under the Company’s profile on SEDAR+ at www.sedarplus.ca.

SAN FRANCISCO PROJECT, MEXICO

On December 23, 2025, the Company acquired all of the issued and outstanding Series “A” shares in the fixed capital and all the issued and outstanding Series “B” shares in the variable capital of Molimentales del Noroeste, S.A. de C.V. (“Molimentales”) through a Concurso Mercantil process (restructuring proceeding equivalent to Chapter 11 in the United States). The Company has received approval from the Second District Court for Commercial Bankruptcy Matters (the “Mexican Court”) to the plan of arrangement the Company filed with the Mexican Court under the Concurso Mercantil process.

The San Francisco Project is situated in the north central portion of the state of Sonora, Mexico, approximately 150 kilometres (km) north of the state capital, Hermosillo. The San Francisco Project is comprised of two previously mined open pits (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit. At this time, the leach pads are no longer producing, no mining is being conducted, and the project is on care and maintenance.

The Company’s San Francisco Project has the following obligations owed to SA Targeted Investing Corp., a subsidiary of Royal Gold, Inc. (“Royal Gold”):

(i)	Gold Delivery: Commencing 5 (five) business days after restart of operations, and every month thereafter, deliver 75 gold ounces per month for 20 months to Royal Gold;

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(ii)	Net Smelter Royalty: the Company will pay to Royal Gold a 1% NSR on each of the following mining concessions: San Francisco, Patricia, Norma, La Pima, Dulce, and San Judas. The NSR will commence once the Gold Delivery obligation is complete.

Technical Report

On May 11, 2026, the Company filed a technical report on the San Francisco Project entitled “NI 43-101 Technical Report for the San Francisco Project, Sonora, Mexico” with an effective date of April 30, 2026 (the “San Francisco Report”), and prepared by William J. Lewis, B.Sc., P.Geo., Richard M. Gowans, P.Eng., and Tudorel Ciuculescu, B.Sc., M.Sc., P. Geo., each of Micon International. The San Francisco Report is available under Goldgroup’s profile on SEDAR+ at www.sedarplus.ca.

The San Francisco Report highlights a robust project with significant gold resources and strong upside potential:

●	Current Measured & Indicated (M&I) mineral resources are estimated at 105,000K tonnes with an average grade of 0.36 g/t gold and containing approximately 1.23 million oz gold with 17,268K tonnes of Inferred resources with an average grade of 0.32 g/t gold containing approximately 178K oz gold [1], each with an effective date of April 30, 2026. See the San Francisco Report for more information, including with respect to the sampling, analytical, and test data underlying the information, data verification process, and key assumptions, parameters, and methods used.
●	Additionally, the San Francisco Report states that the moderately drilled El Llano zone, contiguous to the San Francisco pit, presents an Exploration Target based on widespread drilling potentially containing between 40 million tonnes at 0.61g/t Au (possible 788,000 oz Au) to 78 million tonnes at 0.38g/t Au (possible 960,000 oz Au). These potential quantity and grades are conceptual in nature, there has been insufficient exploration drilling to define a compliant mineral resource and it is uncertain if further exploration will result in the target being delineated as a mineral resource. See the San Francisco Report for more information, including the basis on which the potential quantity and grade have been determined.
●	The San Francisco Project is fully permitted for a rapid restart of mining operations and is comprised of two open pits with historic production up to 2023 (San Francisco and La Chicharra), together with heap leach processing facilities and associated infrastructure located close to the San Francisco pit.
●	Historic production from the project between 2010 and 2023, before being acquired by Goldgroup, was 1,299,502 ounces. The project still contains a significant mineral resource of gold ounces, as outlined herein, and potential to discover additional mineral resources within its mining concessions.
●	The San Francisco deposits are roughly tabular with multiple phases of gold mineralization with gold occurring principally as free gold. The deposits strike 60º to 65º west, dip to the northeast, range in thickness from 4 to 50 metres (m), extend over 1,500 m along strike and are open along strike.
●	There have been no processing factors or deleterious elements identified that have had a material negative effect on historic economic extraction. Gold is recovered from the mineralization mined from the San Francisco and La Chicharra deposits by using conventional crushing and heap leach technology.
●	There is an extensive database of 719,247 m of drilling for the entire property, including exploration drilling outside the San Francisco and La Chicharra pits. This large drilling database is a valuable asset as it directly underpins the understanding of the deposits and supports a robust geological model as well as future exploration and expansion planning.

Second Quarter – June 30, 2026Page 10

Six months ended – June 30, 2026

CERRO PRIETO PROJECT, MEXICO

Overview

The Cerro Prieto project, located in the Cucurpe Mining District, Sonora, Mexico, is comprised of the San Felix (205 ha), San Francisco (10 ha), Elba (5.82 ha), Huerta de Oro (20 ha), Reyna de Plata (9.79 ha), Cerro Prieto “North” (2,508 ha) and Argonauta 6 (4,120 ha) mineral concessions. Cerro Prieto is 52 road kilometers from the regional center of Magdalena de Kino (population 40,000) and 150 kilometers northeast of the city of Hermosillo.

Gold is produced in doré in Mexico and then shipped to a refiner in the United States for final refining prior to sale. Cerro Prieto is subject to a 2% NSR royalty payable upon production.

On November 6, 2025, the Company filed an updated technical report on the Cerro Prieto gold project entitled “Cerro Prieto Project, Heap Leach Project, Magdalena de Kino, State of Sonora, Mexico” with an effective date of April 4, 2025 (the “Cerro Prieto Report”). The Cerro Prieto Report was prepared by Rodrigo R Carneiro MSc, QP, SME Registered Member, José Antonio Olmedo MSc, P. Eng. Geo, QP, SME Registered Member and Cristian Garcia, P. Eng., QP, Registered at Engineers and Geoscientists of British Columbia and independent of the Company, and is available under Goldgroup’s profile on SEDAR+ at www.sedarplus.ca.

The Cerro Prieto Report provides an independent assessment of the Mineral Resources Estimates of the Esperanzas Deposit within the Cerro Prieto Mine, which includes the La Esperanza and Nueva Esperanza contiguous zones.

The Cerro Prieto Report highlights the potential of the Esperanzas Deposit area and other nearby targets. The Company commenced exploitation of Esperanzas and exploration of other areas and has, as well, begun preparations for potential leach pad reprocessing, an important optimization initiative that may further increase gold production at the mine.

The following table presents the Measured and Indicated mineral resource estimates, and the Inferred mineral resource estimate at the Esperanzas Deposit at a cut-off grade of 0.20 g/t gold.

Measured and Indicated Mineral Resources effective as of April 4, 2025
Cut-Off Grade Au (g/t)	Class	Volume (m3)	Density (g/cm3)	Mass (t)	Average Au Grade (g/t)	Material Content Au (Oz)
≥ 0.200	Measured	1,212,375	2.33	2,826,313	0.370	33,954
	Indicated	133,750	2.26	302,530	0.330	3,255
	Measured + Indicated	1,346,125	2.32	3,128,843	0.370	37,209
Inferred Mineral Resources effective as of April 4, 2025
Cut-off Au Grade (g/t)	Class	Volume (m3)	Density (g/cm3)	Mass (t)	Average Au Grade (g/t)	Material Au Content (Oz)
≥ 0.200	Inferred	60,750	2.17	131,536	0.360	1,504

See the Cerro Prieto Report for more information, including with respect to the sampling, analytical, and test data underlying the information, data verification process, and key assumptions, parameters, and methods used.

The Company is currently running an exploration program at Cerro Prieto, which involves diamond drilling along the main mineralized structures as well as definition drilling in specific areas of interest. In addition, geophysical surveys using induced polarization methods are being finalized outlining promising targets in previously unexplored areas south of the leach pads, following the trend of the project's major mineralizing structure.

Second Quarter – June 30, 2026Page 11

Six months ended – June 30, 2026

BACK FORTY PROJECT, UNITED STATES

The Back Forty Project (“Back Forty”) was acquired upon completion of the Merger with GRC on July 17, 2026, subsequent to June 30, 2026. Back Forty is a 100%-owned advanced-stage polymetallic development project located in Menominee County in Michigan’s Upper Peninsula, United States. GRC acquired the project through its acquisition of Aquila Resources Inc. in December 2021. Back Forty hosts a gold-rich volcanogenic massive sulphide deposit containing gold, silver, zinc, copper and lead.

The project comprises approximately 1,300 hectares of private and State of Michigan mineral lands and has been the subject of substantial historical exploration, engineering, metallurgical, environmental and permitting work. Prior to GRC’s acquisition, Aquila and its joint venture partners had undertaken extensive exploration and project development work on the property.

The current development concept contemplates a combined open-pit and underground mining operation together with an approximately 2,500-tonne-per-day processing facility and associated infrastructure. If developed, the project would be expected to produce gold and silver doré as well as copper and zinc concentrates containing payable gold and silver.

GRC completed additional metallurgical and economic optimization work during 2023 and filed an S-K 1300 Technical Report Summary in October 2023, with an effective date of September 30, 2023. The updated development concept was intended to improve project economics and reduce environmental impacts, including avoiding planned impacts to wetlands, which management believed would support the project’s future permitting process.

Following a period of limited advancement while GRC focused its available capital on Don David, GRC made a strategic decision in late 2025 to resume development activities at Back Forty. In April 2026, GRC engaged Responsible Mining Solutions Corp., part of SLR Consulting Ltd., to complete a comprehensive feasibility study intended to support the permitting process and advance the project toward a development decision.

The Back Forty Project is subject to gold and silver streaming arrangements with Osisko Bermuda Limited, now OR Royalties Inc. (“Osisko”). Under these arrangements (the “Osisko Stream Agreements”), Osisko previously advanced an aggregate of $37.2 million in exchange for a portion of future gold and silver production from the project. The Osisko Stream Agreements provide for additional funding upon achievement of certain development and financing milestones and also contain customary provisions regarding default and security.

In June 2026, the Osisko Stream Agreements were amended to extend the deadline for obtaining all material permits required to construct and operate the Back Forty Project from June 30, 2026 to August 31, 2026. The permitting milestone was not achieved by August 31, 2026, and the Company is discussing a possible further amendment with Osisko but may not reach an agreement on acceptable terms or at all. If an amendment is not obtained and the Company defaults under the Osisko Stream Agreements, it may be required to repay amounts previously advanced, together with applicable interest. Osisko may also be entitled to exercise its rights as a secured party, including by taking possession of the Back Forty assets.

Back Forty is considered a longer-term growth asset within the Company’s portfolio. Advancement of the project is expected to focus on completion of the feasibility study, permitting and subsequent evaluation of a development decision and project financing; however, the timing and extent of further advancement will depend on, among other things, the Company’s ability to address the permitting milestone and related default risk under the Osisko Stream Agreements.

Second Quarter – June 30, 2026Page 12

Six months ended – June 30, 2026

NAFTA CLAIM

Overview

On September 1, 2006, the Company entered into an Earn in/Option Agreement with DynaMexico and its parent company, DynaResource, Inc. (“DynaUSA”). Under the agreement, the Company had the right to earn up to a 50% equity interest in DynaMexico by funding up to $18 million in exploration and development expenditures on the San Jose de Gracia property. On March 14, 2011, the Company completed its Earn in/Option Agreement with DynaMexico for its 50% equity interest by reaching the expenditure funding requirement of $18 million. Subsequent to this date there have been legal claims filed in Mexico and the United States which resulted in the foreclosure of the Company’s share ownership.

On October 13, 2015, the Company was made aware of a news release disseminated by DynaMexico which claimed that DynaMexico was awarded a $48 million judgement against the Company’s subsidiary Goldgroup Resources Inc. The Company’s position in response to the $48 million claim is that the Company was never notified of the purported court case, and does not recognize any of the claims mentioned therein and is of the belief that such claims are entirely without merit. The Company pursued the case to the Mexican Supreme Court level to get the judgment overturned.

On December 6, 2019, the 11th Federal Circuit Collegiate Court in México denied Goldgroup’s amparo regarding the $48 million claim and on February 20, 2020, a Mexico City court issued a judgment in favour of DynaMexico.

On December 4, 2020, DynaMexico filed another claim seeking recognition of the judgment under the Texas Uniform Foreign-County Money Judgment Recognition Act. The Company filed a Special Appearance, Motion to Dismiss for Improper Venue, and Motion for Non-Recognition in response. A hearing was held on the Special Appearance and Motion to Dismiss for Improper Venue on February 8, 2021 and on May 12, 2021, the 134th Judicial District Court, as a District Court of the State of Texas, ruled that it is not required to recognize DynaMexico’s foreign judgment from the country of Mexico. DynaUSA appealed this decision and the appeal was fully briefed and oral arguments were held on April 20, 2022. On May 2, 2023, the court of appeals dismissed DynaUSA’s appeal.

On March 6, 2023, the Company announced that its subsidiary, Goldgroup Resources, filed a Request for Arbitration on February 17, 2023 with the ICSID against the United Mexican States. The treatment and inaction by the Mexican courts have resulted in a judicial expropriation of Goldgroup Resources’ investment in DynaMexico and a denial of justice in breach of Mexico’s obligations under the NAFTA. On February 7, 2024, Goldgroup Resources filed its Memorial on the Merits related to the NAFTA claim and received Mexico’s Counter Memorial on the Merits and Memorial on Jurisdiction on June 19, 2024. On December 12, 2024, the Company Goldgroup Resources filed its Reply on the Merits and Counter Memorial on Jurisdiction and received Mexico’s Rejoinder on the Merits and Reply on Jurisdiction on April 28, 2025. On June 11, 2025, Goldgroup Resources filed its Rejoinder on Jurisdiction. On August 15, 2025, Goldgroup Resources and Mexico filed their respective Comments on the Non-Disputing Party Submissions filed by Canada and the United States of America pursuant to NAFTA Article 1128. On September 23, 2025, Goldgroup Resources’ damages experts filed a Supplemental Report on Quantum, and Goldgroup Resources received the Supplemental Report on Quantum of Mexico’s damages experts on November 18, 2025. Goldgroup Resources is seeking monetary damages as a result of Mexico’s breaches of NAFTA, as well as declarations from the arbitral tribunal to counter any potentially detrimental consequences stemming from the continued existence of the $48 million judgment issued by the Mexican courts in favour of DynaMexico. The NAFTA hearing concluded on June 3, 2026, and the Company is awaiting a ruling from the tribunal.

Second Quarter – June 30, 2026Page 13

Six months ended – June 30, 2026

PINOS DISPOSITION

On February 27, 2026, the Company closed the sale of its 100% interest in Apolo, which holds the fully permitted Pinos Project. The decision to divest the Pinos Project followed management’s determination that, with the acquisition of the San Francisco mine and the Merger with GRC, the Pinos Project was non-core to the Company’s strategy.

Pursuant to the Share Purchase Agreement dated December 31, 2025 with a private arm’s length British Columbia company (the “Purchaser”), the Company sold all of the issued and outstanding shares of Apolo for total consideration of $5.0 million, consisting of:

●	A cash deposit of $2.45 million payable on signing (of which $2.445 million was received as at December 31, 2025); and
●	$2.0 million secured by a promissory note, payable on or before August 27, 2026..

In addition, the Purchaser assumed all liabilities associated with the Company’s original acquisition of Apolo, including the $0.4 million remaining payable under the original purchase agreement and $1.5 million payable to the previous owners of the Pinos Project triggered by the sale.

LIQUIDITY AND CAPITAL RESOURCES

A summary of the Company’s cash position and changes in cash and cash equivalents for:

	For the six months ended June 30,
(tabled amounts are expressed in thousands of U.S. dollars)	2026	2025
Cash used by operating activities - net	$ 6,017	$ (4,974)
Cash (used) generated in investing activities	(1,800)	(1,410)
Cash (used) generated by financing activities	1,887	21,140
(Decrease) increase in cash and cash equivalents	6,104	14,756
Cash, beginning of period	9,611	366
Cash, end of period	$ 15,715	$ 15,122

Cash outflow from operating activities were lower in the current year due to cash flow from mining operations and the change working capital items (e.g. change in accounts receivables), net of corporate expenses.

Cash outflows from investing activities were $1.8 million in the current period as the Company purchased property, plant and equipment in the current period related to the second crushing circuit expansion and capitalized exploration costs net of proceeds received on the sale of the Pinos Project.

Cash inflows from financing activities decreased compared to the comparative period, as the Company did not complete any equity financings during the current period. Cash inflows in the current period were limited to minimal proceeds from the exercise of stock options and warrants, compared to the prior period which included proceeds from completed financings as well as higher option and warrant exercises.

As at June 30, 2026, the Company had a working capital deficiency of $31.6 million (current assets of $30.5 million less current liabilities of $62.1 million), compared to a working capital deficiency of $40.3 million as at December 31, 2025. As disclosed in Note 1 to the Company's condensed interim consolidated financial statements, the Company has experienced recurring operating losses and has an accumulated deficit of $226.6 million as at June 30, 2026. These factors raise material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern. See "Going Concern" above for further detail.

Of the $62.1 million in current liabilities, $35.7 million relates to the warrant liability, a non-cash, fair-value-remeasured obligation that will be settled through the issuance of common shares upon exercise, or extinguished without a cash outlay upon expiry, rather than

Second Quarter – June 30, 2026Page 14

Six months ended – June 30, 2026

through a cash payment. Excluding this non-cash item, the Company has a cash working capital of approximately $4.1 million as at June 30, 2026.

Management's plans to address the Company's liquidity position include:

●	continuing to generate operating cash flow from the Cerro Prieto Gold Mine, where gold production and ore placed on the leach pads increased significantly in the current period following the optimization of the second crushing circuit;
●	the addition, subsequent to June 30, 2026, of the producing Don David Gold Mine through completion of the Merger with Gold Resource Corporation on July 17, 2026, which management expects to strengthen the Company's consolidated operating cash flow and financial position;
●	pursuing additional equity or debt financings, and proceeds from the exercise of outstanding stock options and warrants, as needed; and
●	ongoing planning, budgeting and forecasting to align capital spending with available liquidity.

There is no assurance that management's plans will be successful, or that additional financing will be available on terms acceptable to the Company, or at all. The condensed interim consolidated financial statements do not include any adjustments that would be necessary if the going concern assumption were not appropriate.

Capital Resources

The Company's capital resources consist primarily of cash on hand and cash flow generated from mining operations. As at June 30, 2026, the Company had cash of $15.7 million, compared to $9.6 million as at December 31, 2025.

Anticipated capital expenditures: Over the next twelve months, the Company expects to incur capital expenditures related to continued optimization of the second crushing circuit and sustaining capital at Cerro Prieto, drilling and care and maintenance activities at the San Francisco Project, and, following completion of the Merger, sustaining capital at the Don David Gold Mine and continued advancement of the definitive feasibility study and permitting process at the Back Forty Project, subject to resolution of matters relating to the Osisko Stream Agreements

Known commitments: As at June 30, 2026, the Company's known commitments included royalty payables of $1.2 million (current) and $4.1 million (long-term), decommissioning obligations of $8.7 million, and lease liabilities of $0.1 million.

Sufficiency of capital resources: the Company expects that its existing capital resources will require additional support to meet its normal operating requirements and planned development and exploration activities over the next twelve months. The Company intends to fund this shortfall through the sources described above under "Liquidity," including operating cash flow from its now-expanded portfolio of producing mines, remaining private placement proceeds, and additional equity or debt financing as required. There is no assurance that such additional financing will be available on acceptable terms, or at all.

ANALYSIS OF FINANCINGS

During the six months ended June 30, 2026, the Company did not complete any financings.

The following table sets out prior disclosure by the Company of its intended use of proceeds, other than working capital related costs, from the foregoing financings, the Company’s actual achievements and an explanation of any variation.

Disclosed Use of Proceeds	Company Achievements	Reasons for Variation

January 21, 2025

The Company intends to use the net proceeds raised from the private placement to fund advancement of the Company’s Cerro Prieto project, for general working capital purposes and debt reduction.

	The Company has made capital expenditures to further improve mining operations at Cerro Prieto and has reduced overall debt of the Company.	N/A
March 17, 2025

Second Quarter – June 30, 2026Page 15

Six months ended – June 30, 2026

Disclosed Use of Proceeds	Company Achievements	Reasons for Variation

The Company intends to use the net proceeds raised from the private placement for Cerro Prieto mine improvements, Pinos Project preliminary economic assessment update, debt reduction and general working capital.

The Company has made capital expenditures to further improve mining operations at Cerro Prieto and has reduced overall debt of the Company. No expenditures have been made on the Pinos Project.

No expenditures were made on the Pinos Project based on the analysis of strategic alternatives post-  acquisition, the Company determined the best path forward was to divest the Pinos Project and entered into a sales agreement on December 31, 2025 which closed subsequent to year end.

March 28, 2025

The Company intends to use the net proceeds raised from the private placement for Cerro Prieto mine improvements, a Pinos Project preliminary economic assessment update, debt reduction and general working capital.

The Company has made capital expenditures to further improve mining operations at Cerro Prieto and has reduced overall debt of the Company. No expenditures have been made on the Pinos Project.

No expenditures were made on the Pinos Project based on the analysis of strategic alternatives post-acquisition, the Company determined the best path forward was to divest the Pinos Project and entered into a sales agreement on December 31, 2025 which closed subsequent to year end.

May 7, 2025

The Company intends to use the net proceeds raised from the private placement for near mine exploration at the Cerro Prieto Project, mine capital equipment and production improvements, a Pinos Project PEA update, debt reduction, ongoing assessment of acquisition opportunities and general corporate working capital purposes.

The Company has made capital expenditures to further improve mining operations at Cerro Prieto, has reduced overall debt of the Company and has started exploration activities at Cerro Prieto. No expenditures have been made on the Pinos Project.

No expenditures were made on the Pinos Project based on the analysis of strategic alternatives post-acquisition, the Company determined the best path forward was to divest the Pinos Project and entered into a sales agreement on December 31, 2025 which closed subsequent to year end.

August 5, 2025

The net proceeds from this private placement will be primarily dedicated to the diligent assessment and strategic pursuit of acquisition opportunities. With a focus on enhancing shareholder value, the Company aims to leverage these funds to acquire promising mining assets, potentially including operating mines or strategic stakes in other mining companies.

Subsequent to June 30, 2026, on July 17, 2026, the Company completed the Merger with GRC, resulting in GRC becoming a wholly owned subsidiary of the Company. A portion of the proceeds from the private placement was used to fund legal, advisory and other transaction-related costs associated with the Merger.

A portion of the proceeds was used to fund expenditures at the San Francisco Project, including drilling and care and maintenance activities, as well as legal, advisory and other transaction-related costs associated with the Company’s Merger with GRC, which closed subsequent to June 30, 2026 on July 17, 2026. The remaining proceeds continue to be available for the Company’s previously disclosed corporate and strategic purposes.

September 12, 2025 The net proceeds from this private placement will be primarily	The Company acquired the Molimentales interests through the	A portion of the proceeds was used to fund expenditures at the San

Second Quarter – June 30, 2026Page 16

Six months ended – June 30, 2026

Disclosed Use of Proceeds	Company Achievements	Reasons for Variation

dedicated to the diligent assessment and strategic pursuit of acquisition opportunities. With a focus on enhancing shareholder value, the Company aims to leverage these funds to acquire promising mining assets, potentially including operating mines or strategic stakes in other mining companies.

Concurso Mercantil (bankruptcy) process and has subsequently incurred significant expenditures at the San Francisco Project, including drilling activities and care and maintenance costs. In addition, subsequent to June 30, 2026, on July 17, 2026, the Company completed the Merger with GRC, resulting in GRC becoming a wholly owned subsidiary of the Company.

Francisco Project, including drilling and care and maintenance activities, as well as legal, advisory and other transaction-related costs associated with the Company’s Merger with GRC, which closed subsequent to June 30, 2026 on July 17, 2026. The remaining proceeds continue to be available for the Company’s previously disclosed corporate and strategic purposes.

SHAREHOLDER’S EQUITY

The Company’s authorized capital stock consists of an unlimited number of common shares without par value. As at June 30, 2026, the Company had 75,514,252 common shares, 1,190,625 stock options and 13,120,668 warrants outstanding. As at the date of this MD&A, the Company had 135,644,619 common shares, 1,928,316 stock options, 12,995,668 warrants and 678,721 rights outstanding.

On July 10, 2026, the Company completed a share consolidation on the basis of one (1) post-consolidation common share for every four (4) pre-consolidation common shares. All share, per share, stock option, and warrant information has been retrospectively restated in this MD&A to reflect this share consolidation.

During the period ended June 30, 2026, the Company issued 2,005,553 common shares as a result of warrant exercises for gross proceeds of approximately $1,813,000 (CAD $2,521,000).

During the period ended June 30, 2026, the Company issued 381,250 common shares as a result of option exercises for gross proceeds of approximately $83,000 (CAD $114,000).

Subsequent to June 30, 2026, the Company issued 125,000 common shares as a result of warrant exercises for gross proceeds of approximately $53,000 (CAD $75,000).

Subsequent to June 30, 2026, the Company has issued 475,000 common shares as a result of options exercises for gross proceeds of approximately $55,000 (CAD $76,000).

Subsequent to June 30, 2026, the Company granted 937,500 options to certain former directors of the Company. The options are exercisable at a price of $6.20 per Goldgroup share. The options vest immediately and expire one (1) year from the date of grant.

Subsequent to June 30, 2026, the Company issued 276,412 common shares to net settle 593,540 RSUs outstanding and cash settled 40,379 DSUs.

Subsequent to June 30, 2026, the Company cancelled 27,753 outstanding rights to former employees.

Subsequent to June 30, 2026 and in connection with completion of the Merger, the Company converted 54,429 performance share units assumed from GRC to restricted share units.

Subsequent to June 30, 2026, the Company’s shareholders approved a “rolling up to 10% and fixed up to 10%” equity incentive plan (as such term is defined in TSXV Policy 4.4).

On July 17, 2026, the Company and GRC closed the Merger pursuant to the Arrangement Agreement. As a result of the Merger, GRC shareholders received 0.3619 common shares of Goldgroup for each share of GRC’s common stock held. In accordance with the terms

Second Quarter – June 30, 2026Page 17

Six months ended – June 30, 2026

of the Arrangement Agreement, Goldgroup and GRC jointly determined the ratio of the share consolidation to be one (1) post-consolidation Goldgroup share for every four (4) pre-consolidation Goldgroup shares. In connection with the completion of the Merger, the Company issued 59,253,705 common shares and assumed 275,191 stock options, 481,848 deferred share units, 685,961 restricted share units and 172,584 performance share units.

The table below provides a summary of the warrants outstanding as at the date of this MD&A:

Expiry date	Number of warrants	Exercise price (CAD$)
January 21, 2027	1,558,591	0.60
March 17, 2027	3,029,167	1.80
March 27, 2027	292,958	1.80
November 7, 2026	3,024,154	3.00
August 5, 2027	3,976,955	4.40
September 27, 2027	1,113,843	4.20
	12,995,668

The table below provides a summary of the stock options outstanding as at the date of this MD&A:

Expiry date	Number of stock options	Number of stock options (vested)	Exercise price $
October 31, 2028	715,625	1,190,625	CAD 0.16
July 3, 2027	937,500	937,500	CAD 6.20
February 25, 2031	36,190	36,190	USD 7.66
January 4, 2031	58,051	58,051	USD 6.66
March 21, 2032	180,950	180,950	USD 9.15
	1,928,316	2,403,316

The table below provides a summary of the rights outstanding as at the date of this MD&A:

Expiry date	Number of rights
Deferred Share Units (DSUs)	418,482
Restricted Share Units (RSUs)	260,239
678,721

Second Quarter – June 30, 2026Page 18

Six months ended – June 30, 2026

REGULATORY DISCLOSURES

Off-balance sheet arrangements

The Company does not have any off-balance sheet arrangements.

Proposed Transactions

The Company does not have any proposed transactions as at June 30, 2026, other than as disclosed elsewhere in this MD&A.

Financial instruments

Fair values of financial instruments

The fair values of financial instruments are summarized as follows:

Fair value measurements

The accounting classification of each category of financial instruments, and the level within the fair value hierarchy in which they have been classified are set out below:

	Fair Value Hierarchy Level	June 30, 2026	December 31, 2025
Financial assets
Amortized cost
Cash (1)	N/A	$ 15,715	$ 9,611
Receivables (1)	N/A	301	451
Assets held for sale	N/A	-	35
Note receivable	N/A	2,000	-

Financial liabilities
Other financial liabilities
Accounts payable & accrued liabilities (1)	N/A	24,991	25,202
Liabilities held for sale	N/A	-	422
Royalty payable	Level 2	5,281	4,284
Lease liability	N/A	131	38
Warrant liability (2)	Level 3	35,822	45,992

(1)	The carrying value of cash and cash equivalents, receivables, accounts payable and accrued liabilities approximates fair value due to the short-term nature of these items.
(2)	The Company applies a standard Black-Scholes model to value the warrant liability.

Credit Risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations. Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash. The majority of the Company’s cash is held through large Canadian financial institutions. Receivables are primarily due from government agencies.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure as described in the capital management section below. The accounts

Second Quarter – June 30, 2026Page 19

Six months ended – June 30, 2026

payable and accrued liabilities, lease liability, loan payable and income taxes payable are due within the current operating period. The Company is exposed to liquidity risk.

Market Risk

The Company’s financial instruments include investments which are publicly traded and therefore subject to the risks related to the fluctuation in market prices of publicly traded securities. Some of these investments have been acquired as a result of property transactions and, to a large extent, represent strategic investments in related mining companies and their properties. The Company closely monitors market values to determine the most appropriate course of action.

Price Risk

Price risk is the risk that the trading price of the Company’s shares will fluctuate and result in an increase or decrease in value of the warrant liability.

Commodity Price Risk

The Company is exposed to commodity price risk given that its revenues are derived from the sale of metals, the price of which have been historically volatile.

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows from a financial instrument will fluctuate because of changes to market interest rates. The Company is exposed from time to time to interest rate risk as a result of holding fixed income cash equivalents and investments of varying maturities and loans payable. A 1% change in market interest rates would result in no significant change in value of cash and cash equivalents or fixed income securities. The risk that the Company will realize a loss as a result of a decline in the fair value of these assets is limited as they are generally held to maturity.

Foreign Exchange Risk

The Company operates in Canada and Mexico and is exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in United States dollars. Fluctuations of the operating currencies in relation to the United States dollar will have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

The Company’s financial assets and liabilities as at June 30, 2026 are denominated in United States Dollars, Canadian Dollars, and Mexican Pesos, and are set out in the following table:

Denominated in ‘000 USD	Canadian Dollars	US Dollars	Mexican Pesos	Total
Financial assets
Cash	$ 1,431	$ 8,597	$ 5,687	$ 15,715
Receivables - other	-	301	-	301
	1,431	8,898	5,687	16,016
Financial liabilities
Accounts payable and accrued liabilities	(591)	(5,205)	(19,195)	(24,991)
Lease liability	(131)	-	-	(131)
Royalty payable	-	(5,281)	-	(5,281)
Warrant liability	(35,822)	-	-	(35,822)
Net financial liabilities	$ (35,113)	$ (1,588)	$ (13,508)	$ (50,209)

Second Quarter – June 30, 2026Page 20

Six months ended – June 30, 2026

The Company’s financial assets and liabilities as at December 31, 2025 are denominated in United States Dollars, Canadian Dollars, and Mexican Pesos, and are set out in the following table:

Denominated in ‘000 USD	Canadian Dollars	US Dollars	Mexican Pesos	Total
Financial assets
Cash	$ 5,888	$ 3,680	$ 43	$ 9,611
Receivables - other	-	451	-	451
	5,888	4,131	43	10,062
Financial liabilities
Accounts payable and accrued liabilities	(309)	(12,894)	(11,999)	(25,202)
Lease liability	(38)	-	-	(38)
Royalty payable	-	(4,284)	-	(4,284)
Warrant liability	(45,992)	-	-	(45,992)
Liabilities held for sale	-	-	(422)	(422)
Net financial liabilities	$ (40,451)	$ (13,047)	$ (12,378)	$ (65,876)

The Company’s reported results will be affected by changes in the US dollar to Canadian dollar and US dollar to Mexican Pesos exchange rate. As of June 30, 2026, a 10% appreciation of the Canadian dollar relative to the US dollar would have decreased net financial assets by approximately $3,498,000 (December 31, 2025 - $4,045,000). A 10% depreciation of the US Dollar relative to the Canadian dollar would have had the equal but opposite effect. A 10% appreciation of the Mexican Pesos relative to the US dollar would have decreased net financial assets by approximately $1,351,000 (December 31, 2025 - $1,196,000) and a 10% depreciation of the Mexican Pesos would have had an equal but opposite effect. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

The table below summarizes the maturity profile of the Company’s non-derivative financial liabilities:

June 30, 2026 (Denominated in ‘000 USD)	Current – within 1 year	Non- current – 1 to 3 years
Accounts payable and accrued liabilities	$ 24,991	$ -
Lease liability	21	110
Royalty payable	1,210	4,071
	$ 26,222	$ 4,181

December 31, 2025 (Denominated in ‘000 USD)	Current – within 1 year	Non- current – 1 to 3 years
Accounts payable and accrued liabilities	$ 25,202	$ -
Lease liability	10	28
Royalty payable	251	4,033
Liabilities held for sale	422	-
	$ 25,885	$ 4,061

Second Quarter – June 30, 2026Page 21

Six months ended – June 30, 2026

Related party transactions

The Company’s related parties include its subsidiaries, associates over which it exercises significant influence, and key management personnel. Key management personnel include officers, directors or companies with common directors of the Company. The remuneration of the Company’s directors and other key management personnel during the period ended June 30, 2026 and 2025 are as follows:

(Denominated in ‘000 USD)	2026	2025
Short-term employee benefits included in salary and consulting	$ 157	$ 119
Director’s fees included in professional fess	296	55
Share-based compensation	-	2
	$ 453	$ 176

Short-term employee benefits include salaries incurred within the last three months of the statement of financial position date and other annual employee benefits.

At June 30, 2026, accounts payable and accrued liabilities includes $77,000 (December 31, 2025 - $76,000) owing to a director and/or officer and/or companies controlled by the directors.

Amounts owing to or from related parties are non-interest bearing, unsecured and due on demand.

Capital management

The capital of the Company consists of items included in shareholder’s equity (deficiency). The Company’s objectives for capital management are to safeguard its ability to support the Company’s normal operating requirement on an ongoing basis, continue the development and exploration of its mineral properties and support any expansionary plans.

The Company manages its capital structure and makes adjustments in light of changes in its economic environment and the risk characteristics of the Company’s assets. To effectively manage the entity’s capital requirements, the Company has in place a planning, budgeting and forecasting process to help determine the funds required to ensure the Company has the appropriate liquidity to meet its operating and growth objectives. As at June 30, 2026, the Company expects its capital resources will require additional support for its normal operating requirements, planned development and exploration of its mineral properties for the next twelve months. There are no externally imposed capital requirements to which the Company has not complied.

Critical accounting estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Company’s management makes judgments in its process of applying the Company’s accounting policies in the preparation of its consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of the effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively.

Second Quarter – June 30, 2026Page 22

Six months ended – June 30, 2026

Significant judgments in applying accounting policies

The critical judgments that the Company’s management has made in the process of applying the Company’s accounting policies, apart from those involving estimations, that have the most significant effect on the amounts recognized in the Company’s consolidated financial statements are as follows:

a)	Impairment of assets

The carrying value of property, plant and equipment, exploration and evaluation properties and the Company’s mineral properties is reviewed each reporting period to determine whether there is any indication of impairment. If the carrying amount of an asset exceeds its recoverable amount, the asset is impaired and an impairment loss is recognized in profit or loss. The assessment of fair values, including those of the cash-generating units, require the use of estimates and assumptions for recoverable production, long-term commodity prices, discount rates, foreign exchange rates, future capital requirements and operating performance. Changes in any of the assumptions or estimates used in determining the fair value of assets could impact the impairment analysis.

b)	Impairment indicators for exploration and evaluation assets

Management applies judgment in assessing whether facts and circumstances indicate that the carrying amount of exploration and evaluation assets may exceed their recoverable amount. In making this assessment, management considers, among other matters, the period for which the entity has the right to explore in the specific area, plans for further exploration and evaluation, the results of exploration work to date, whether substantive expenditure on further exploration is budgeted or planned, and whether data exists that suggest the carrying amount is unlikely to be recovered in full from successful development or by sale. The use of judgment is particularly important in the early stages of a project where limited information may be available.

c)	Economic recoverability and probability of future economic benefits of exploration and development costs

Management has determined that exploratory drilling and evaluation costs incurred which have been capitalized are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefit, including geologic and metallurgic information, history of conversion of mineral deposits to proven and probable reserves, scoping and feasibility studies, accessible facilities, existing permits and life of mine plans.

d)	Functional currency

The functional currency for each of the Company’s subsidiaries, joint ventures and investments in associates, is the currency of the primary economic environment in which the entity operates. The Company has determined the functional currency of each entity is the US dollar. Determination of functional currency may involve certain judgments to determine the primary economic environment, and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

Key sources of estimation uncertainty

The areas which require management to make significant estimates and assumptions in determining carrying values include, but are not limited to:

a)	Mineral resources estimation

The carrying value and recoverability of mineral properties requires management to make certain estimates, judgments and assumptions about each project. Management considers the economics of the project, including the latest mineral resources prices and the long-term forecasts, and the overall economic viability of the project. The determination of mineral resources also requires the use of estimates. The Company estimates its mineral resources based on information prepared and approved by Qualified Persons as defined under NI 43-101 (as defined below). There are numerous uncertainties inherent in estimating mineral resources and assumptions that are valid at the time of estimation and may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of resources and may result in changes to mineral resource estimates.

Second Quarter – June 30, 2026Page 23

Six months ended – June 30, 2026

b)	Depreciation and depletion

Plants and other facilities used directly in mining activities are depreciated using the units-of-production (“UOP”) method over a period not to exceed the estimated life of the ore body based on recoverable ounces to be mined from estimated mineral resources. Mobile and other equipment are depreciated, net of residual value, on a straight-line basis, over the useful life of the equipment to the extent that the useful life does not exceed the related estimated life of the mine based on estimated recoverable mineral resources.

The calculation of the UOP rate, and therefore the annual depreciation and depletion expense, could be materially affected by changes in the underlying estimates. Changes in estimates can be the result of actual future production differing from current forecasts of future production, expansion of mineral reserves through exploration activities, differences between estimated and actual costs of mining and differences in gold price used in the estimation of mineral reserves.

Significant judgment is involved in the determination of useful life and residual values for the computation of depreciation and depletion and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

c)	Decommissioning and restoration provision

The Company assesses its provision for reclamation and remediation on an annual basis or when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the reclamation and remediation work required to comply with existing laws and regulations at each mining operation and exploration and development property. Actual costs incurred may differ from those amounts estimated. Also, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company. Increases in future costs could materially impact the amounts charged to operations for reclamation and remediation. The provision represents management’s best estimate of the present value of the future reclamation and remediation obligation. The actual future expenditures may differ from the amounts currently provided.

d)	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

e)	Deferred taxes

In assessing the probability of realizing income tax assets recognized, management makes estimates related to expectations of future taxable income, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on life of mine projections internally developed and reviewed by management. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. At the end of each reporting period, the Company reassesses unrecognized income tax assets.

Second Quarter – June 30, 2026Page 24

Six months ended – June 30, 2026

f)	Derivative valuation

The fair value of the warrant liabilities is determined using the Black-Scholes option pricing model, which requires the use of estimates and assumptions, including share price volatility, expected life, risk-free interest rate and expected dividends. Changes in any of the assumptions or estimates used in the valuation could impact the fair value of the derivative warrant liabilities and the amounts recognized in profit or loss.

g)	Valuation of inventory

Expenditures incurred, and depreciation and depletion of assets used in mining and processing activities are deferred and accumulated as the cost of ore in stockpiles, ore on leach pads, in-process and finished metal inventories. These deferred amounts are carried at the lower of average cost or net realizable value (“NRV”). Write-downs of ore in stockpiles, ore on leach pads, in-process and finished metal inventories resulting from NRV impairments are reported as a component of current period costs. The primary factors that influence the need to record write-downs include prevailing and long-term metal prices and prevailing costs for production inputs such as labour, fuel and energy, materials and supplies, as well as realized ore grades and actual production levels.

Costs are attributed to the leach pads based on current mining costs, including applicable depreciation and depletion relating to mining operations incurred up to the point of placing the ore on the pad. Costs are removed from the leach pad based on the average cost per recoverable ounce of gold on the leach pad as the gold is recovered. Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the pads, the grade of ore placed on the leach pads and an estimated percentage of recovery. Timing and ultimate recovery of gold contained on leach pads can vary significantly from the estimates. The quantities of recoverable gold placed on the leach pads are reconciled to the quantities of gold actually recovered (metallurgical balancing), by comparing the grades of ore placed on the leach pads to actual ounces recovered. The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a pad will not be known until the leaching process is completed.

The allocation of costs to ore on leach pads and in-process inventories and the determination of NRV involve the use of estimates. There is a high degree of judgment in estimating future costs, future production levels, reserves estimates, gold and silver prices, and the ultimate estimated recovery for ore on leach pads. There can be no assurance that actual results will not differ significantly from estimates used in the determination of the carrying value of inventories.

New accounting standards and interpretations issued but not yet effective

Standards and interpretations issued but not yet effective up to the date of issuance of the financial statements are listed below. This listing of standards and interpretations issued are those that the Company reasonably expects to have an impact on disclosures, financial position or performance when applied at a future date. IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on or after January 1, 2027). Management is currently assessing the implications of applying the new standard on the group’s consolidated financial statements.

OTHER MD&A REQUIREMENTS

Goldgroup’s business of exploring, developing and mining mineral resources involves a variety of operational, financial and regulatory risks that are typical in the natural resource industry. The Company attempts to mitigate these risks and minimize their effect on its financial performance, but there is no guarantee that the Company will be profitable in the future, and any investment in Goldgroup’s common shares should be considered speculative.

Second Quarter – June 30, 2026Page 25

Six months ended – June 30, 2026

Additional information relating to the Company is available on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.goldgroupmining.com.

The Board of Directors of Goldgroup has approved the disclosure contained in this MD&A. A copy of this MD&A will be provided to anyone who requests it from the Company.

Compliance with NI 43-101

As required by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), Goldgroup has filed technical reports detailing the technical information related to its material mineral properties discussed herein. For the purposes of NI 43-101, the Company’s material mineral properties are the Don David Mine, Cerro Prieto, San Francisco and Back Forty projects. Unless otherwise indicated, Goldgroup has prepared the technical information in this MD&A (“Technical Information”) based on information contained in the technical reports, news releases and other public filings (collectively, the “Disclosure Documents”) available under the Company’s profile on SEDAR+. Each Disclosure Document was prepared by or under the supervision of a qualified person as defined in NI 43-101. For readers to fully understand the information in this MD&A, they should read the Disclosure Documents in their entirety, including all qualifications, assumptions and exclusions that relate to the information set out in this MD&A which qualifies the Technical Information. The Disclosure Documents are each intended to be read as a whole, and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

Scientific and technical information relating to Cerro Prieto and San Francisco has been approved by Craig Gibson, Ph.D., CPG, who by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, fulfills the requirements of a Qualified Person as defined in NI 43-101, and he is Independent of the Company within the meaning of NI 43-101.

Scientific and technical information relating to Don David and Back Forty has been approved by Christopher Richings, P.Eng. , who by reason of education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, fulfills the requirements of a Qualified Person as defined in NI 43-101. Mr. Richings is not  independent of the Company within the meaning of NI 43-101.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining internal controls over financial reporting (“ICFR”) to provide reasonable assurance in respect to the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal control over financial reporting during the six months ended June 30, 2026 that have materially affected, or are reasonably likely to materially affect, its internal controls over financial reporting.

The Chief Executive Officer, President and Chief Financial Officer of the Company are responsible for establishing and maintaining appropriate information systems, procedures and controls to ensure that information used internally and disclosed externally is complete, reliable and timely. They are also responsible for establishing adequate internal controls over financial reporting to provide sufficient knowledge to support the representations made in this MD&A and the Company’s interim consolidated financial statements for the six months ended June 30, 2026 (together the “Interim Filings”). The Chief Executive Officer and Chief Financial Officer of the Company have filed the Venture Issuer Basic Certificate with the Interim Filings on SEDAR+ at www.sedarplus.ca.

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the venture issuer basic certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (“DC&P”) and ICFR, as defined in NI 52-109. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency, and timeliness of interim and annual filings and other reports provided under securities legislation.

Second Quarter – June 30, 2026Page 26

Six months ended – June 30, 2026

Limitations of Controls and Procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Non-IFRS Financial Measures

All-in Sustaining Cost and All-in Cost

The Company’s MD&A often refers to cash costs per ounce, a non-IFRS performance measure in order to provide investors with information about the measure used by management to monitor performance. This information is used to assess how well the producing gold mine is performing compared to plan and prior periods, and also to assess the overall effectiveness and efficiency of gold mining operations. “Cash cost” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is still an accepted standard of reporting cash costs of gold production in North America. Adoption of the standard is voluntary, and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes but are exclusive of amortization, reclamation, capital, exploration and development costs. These costs are then divided by ounces of gold sold to arrive at the total cash costs per ounce of gold sold. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations.

These gold cash costs differ from measures determined in accordance with IFRS. They are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures are not necessarily indicative of net earnings or cash flow from operations as determined under IFRS.

Second Quarter – June 30, 2026Page 27

Six months ended – June 30, 2026

The following table provides a reconciliation between non-IFRS adjusted cash costs to cost of good sold (IFRS) for the three and six months ended June 30, 2026:

Cerro Prieto - cash cost calculation	Three months ended June 30, 2026	Three months ended June 30, 2025	Six months ended June 30, 2026	Six months ended June 30, 2025
Total cost of goods sold (‘000)	$ 14,512	$ 3,476	$ 32,112	$ 6,230
Add (subtract)
Inventory adjustment (‘000)	$ (1,350)	$ 619	$ (8,152)	$ 1,650
Total cash cost of production (‘000)	$ 13,162	$ 4,095	$ 23,960	$ 7,880
Gold ounces – produced	3,843	1,446	7,938	3,417
Total cash cost of production per ounce	$ 3,425	$ 2,832	$ 3,018	$ 2,306
All-in sustaining cost of production per ounce	$ 3,425	$ 2,832	$ 3,018	$ 2,306
Add (subtract)
Corporate administration (‘000)	$ 1,809	$ 1,318	$ 4,408	$ 2,108
Total all-in cost (‘000)	$ 14,971	$ 5,413	$ 28,368	$ 9,988
Gold ounces – produced	3,843	1,446	7,938	3,417
All-in cost (per ounce)	$ 3,896	$ 3,743	$ 3,574	$ 2,923

Average Realized Price per Ounce

Average realized price per ounce is a non-IFRS financial measures. The measure is calculated by dividing the net consolidated gold sales by the consolidated gold ounces sold. The measure is calculated on a consistent basis for the periods presented on a consolidated basis. Average realized price per ounce statistics are intended to provide additional information only, do not have any standardized meaning prescribed by IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The measures are not necessarily indicative of operating profit or cash flow from operations as determined under IFRS. Other companies may calculate these measures differently.

The following table provides a reconciliation between non-IFRS averaged realized price per ounce to the most directly comparable IFRS measure for the three and six months ended June 30, 2026:

	Three months ended June 30,		Six months ended June 30,
	2026	2025	2026	2025

Gold sales revenue (Denominated in ‘000 USD)	$ 21,031	$5,317	$ 41,998	$9,825
Ounces of gold sold	4,748	1,588	8,996	3,190
Average realized price ($/oz)	$ 4,429	$ 3,348	$ 4,669	$ 3,080

Risks and Uncertainties

Exploration, development and mining of metals involve numerous inherent risks. As such, the Company is subject to various financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Such risk factors could materially affect the value of the Company’s assets and future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Second Quarter – June 30, 2026Page 28

Six months ended – June 30, 2026

An investment in the securities of the Company should be considered speculative due, generally, to the nature of the business in which the Company is engaged, the limited extent of the Company’s assets, the Company’s state of development and the degree of its reliance upon the expertise of management.

The list of risk factors below should not be taken as exhaustive of the risks faced by the Company or by investors in the Company. The below factors, and others not specifically referred to below, may in the future materially affect the financial performance of the Company and the value of its securities.

Lack of Operation Profit

There is no guarantee that the Company will enter into profitable agreements with mining companies and earn profit from operations.

The Company has not paid any dividends and it is unlikely to earn income or pay dividends in the immediate or foreseeable future. A prospective investor in the Company must be prepared to rely solely upon the ability, expertise, judgment, discretion, integrity and good faith of the Company’s management in all aspects of the development and implementation of the Company’s business activities.

Goldgroup’s expected operating costs and expenditures, economic returns and other projections from a mining project which are contained in this MD&A and in any technical reports or other studies prepared for or by Goldgroup are based on assumed or estimated future metals prices, cut-off grades, operating costs, capital costs, and expenditures and other factors that each may prove to be inaccurate. Therefore, such studies and reports may prove to be unreliable.

For example, significant declines in market prices for base and precious metals or extended periods of inflation would have an adverse effect on any economic projections. In addition, any material reductions in estimates of mineralization or increases in capital costs and expenditures, or in Goldgroup’s ability to maintain a projected budget or renew a particular mining permit, could also have a material adverse effect on projected production schedules and economic returns, as well as on Goldgroup’s overall results of operations or financial condition. There is also a risk that rising costs for labour and material could have an adverse impact on forecasted construction costs and that shortages of labour and material could have a negative impact on any mine development schedule.

Goldgroup’s operating costs are affected by the cost of commodities and goods such as steel, fuel, electrical power and supplies, including tires and reagents. Management of Goldgroup prepares its cost and production guidance and other forecasts based on its review of current and estimated future costs, and management assumes that the materials and supplies required for operations will be available for purchase. An increase in any of these costs, or a lack of availability of commodities and goods, may have an adverse impact on Goldgroup’s financial condition.

Market Price of the Common Shares

The Company’s shares are listed and posted for trading on the TSXV and the NYSE American. There can be no assurance that an active trading market in the Company’s securities will be maintained. Securities of companies involved in the resource industry have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. The market price of the Company’s shares may also be significantly affected by short-term changes in commodity prices, general market conditions, or changes in the Company’s financial condition or results of operations.

Acquisition Strategy

As part of the Company’s business strategy, it has sought and will continue to seek new exploration, mining and development opportunities in the resource industry. In pursuit of such opportunities, the Company may fail to select appropriate acquisition candidates or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company. The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company.

Second Quarter – June 30, 2026Page 29

Six months ended – June 30, 2026

The Company may not realize the benefits of its growth projects

As part of its strategy, the Company will continue existing efforts and initiate new efforts to develop new mineral projects. A number of risks and uncertainties are associated with the development of these types of projects, including political, regulatory, design, construction, labour, operating, technical, and technological risks, and uncertainties relating to capital and other costs, and financing risks. The failure to develop one or more of these initiatives successfully could have an adverse effect on the Company’s financial position and results of operations.

Current Global Financial Conditions

Events over the last number of years in global financial markets have had a profound impact on the global economy and global financial conditions have been subject to volatility. Many industries, including the mining sector, are impacted by these market conditions. Some of the key impacts of the current financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. A continuing slowdown in financial markets or other economic conditions, including, but not limited to, consumer spending, employment rates, business conditions, inflation, fuel and energy costs, consumer debt levels, lack of available credit, the state of the financial markets, interest rates, and tax rates may adversely affect the Company’s business, financial condition, results of operations and ability to grow.

Financing Risk

The Company has no assurance that additional funding will be available for further exploration and development of its projects or to fulfill its obligations under any applicable agreements. There can be no assurance that the Company will be able to obtain adequate financing in the future or that the terms of such financing will be favorable. Failure to obtain such additional financing could result in delay or infinite postponement of further exploration and development of its projects with the possible loss of such properties.

Competition

The mineral exploration and development industry is highly competitive. The Company competes with other domestic and international mineral exploration companies that have greater financial, human and technical resources. The Company’s competitors may be able to respond more quickly to new laws or regulations or emerging technologies, or devote greater resources to the expansion or efficiency of their operations than the Company can. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and gain significant market share to the Company’s detriment. The Company may also encounter increasing competition from other mining companies in the Company’s efforts to hire experienced mining professionals. Increased competition could adversely affect the Company’s ability to attract necessary capital funding, to acquire it on acceptable terms, or to acquire suitable properties or prospects for mineral exploration in the future. As a result of this competition, the Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Factors beyond the control of the Company may affect the marketability of any substances discovered. These factors include market fluctuations, the proximity and capacity of natural resource markets and processing equipment, government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital or losing its investment capital.

Risks related to International Activities

The Company conducts business in Canada and Mexico with a material portion of the business being conducted in Mexico. The Company’s international operations may be adversely affected by political or economic developments or social instability, which will not be within the Company’s control, including, among other things, the risks of political unrest, labour disputes and unrest, war, terrorism, abduction, expropriation, nationalization, renegotiation or nullification of existing concessions, contracts and permits, government regulation, delays in obtaining or renewing or the inability to obtain or renew necessary permits, taxation policies, economic sanctions, fluctuating exchange rates, currency controls, high rates of inflation, limitations on foreign ownership and increased financing costs. The occurrence of any such events could have a material adverse effect on the Company’s business and results of operations as currently contemplated.

Second Quarter – June 30, 2026Page 30

Six months ended – June 30, 2026

It may also be difficult for the Company to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in Mexico or to conduct operations on the Company’s projects at reasonable rates. If qualified people and services or expertise cannot be obtained, the Company may need to seek and obtain those services from people located outside of these areas, which will require work permits and compliance with applicable laws and could result in delays and higher costs to conduct the Company’s operations.

Corruption and Bribery Risk

The Company’s operations are governed by, and involve interactions with, many levels of government. Like most companies, the Company is required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act. In recent years, there has been a general increase in both the frequency of enforcement and severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its third party agents. Although the Company takes steps to mitigate such risks, such measures are not always effective in ensuring that the Company, its employees or third party agents will comply strictly with such laws. If the Company finds itself subject to an enforcement action or is found to be in violation of such laws, this may result in significant penalties, fines and/or sanctions imposed on the Company resulting in a material adverse effect on the Company’s reputation and results of operations.

Risks Associated with Joint Venture Agreements

Pursuant to agreements the Company may enter into in the course of its business, the Company’s interest in its properties may become subject to the risks normally associated with the conduct of joint ventures. In the event that any of the Company’s properties become subject to a joint venture, the existence or occurrence of one or more of the following circumstances and events could have a material adverse impact on the Company’s profitability or the viability of its interests held through joint ventures, which could have a material adverse impact on the Company’s business prospects, results of operations and financial condition: (i) disagreements with joint venture partners on how to conduct exploration; (ii) inability of joint venture partners to meet their obligations to the joint venture or third parties; and (iii) disputes or litigation between joint venture partners regarding budgets, development activities, reporting requirements and other joint venture matters.

Reliance on Key Individuals

The Company’s success depends on its ability to attract and retain the services of key personnel who are qualified and experienced. In particular, the success of the Company is, and will continue to be to a significant extent, dependent on the expertise and experience of the Company’s directors and senior management. It is expected that these individuals will be a significant factor in the Company’s growth and success. The loss of the service of these individuals could have a material adverse effect on the Company.

The resource industry is largely driven by fluctuations in commodity prices which, when high, can lead to a large number of projects being developed which in turn increases the demand for skilled personnel, contractors, material and supplies. Accordingly, there is a risk to the Company of losing or being unable to secure enough suitable key personnel or key resources and, as a result, being exposed to increased capital and operating costs and delays, which may in turn adversely affect the development of the Company’s projects, the results of operations and the Company’s financial condition and prospectus.

Commodity Prices

The price of the Company’s common shares and the Company’s financial results may be significantly adversely affected by a decline in the price of metals. The price of metal commodities fluctuates widely, especially in recent years, and is affected by numerous factors beyond the Company’s control such as the sale or purchase of commodities by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuation in the value of the United States dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metal-producing countries throughout the world.

Second Quarter – June 30, 2026Page 31

Six months ended – June 30, 2026

The price of metals has fluctuated widely in recent years, and future serious price declines could cause continued development of and commercial production from the Company’s properties to be impracticable. Future cash flows may not be sufficient and the Company could be forced to discontinue production and may be forced to sell the properties. Future production by the Company is dependent on metal prices that are adequate to make this property economic.

In addition to adversely affecting the commercial production estimates and financial conditions, declining commodity prices can impact operations by requiring a reassessment of the feasibility of a particular project. Such a reassessment may be the result of a management decision or may be required under financing arrangements related to a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Dividend Policy

No dividends on the common shares have been paid by the Company to date. The Company anticipates that it will retain all earnings and other cash resources for the foreseeable future for the operation and development of its business. The Company does not intend to declare or pay any cash dividends in the foreseeable future. Payment of any future dividends will be at the discretion of the Company’s board of directors after taking into account many factors, including the Company’s operating results, financial condition and current and anticipated cash needs.

Conflicts of Interest

Certain of the directors and officers of the Company also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations and consequently there exists the possibility for such directors and officers to be in a position of conflict. Any decision made by any of such directors and officers will be made in accordance with their duties and obligations to deal fairly and in good faith with a view to the best interests of the Company and its shareholders. In addition, each of the directors is required to declare and refrain from voting on any matter in which such directors may have a conflict of interest in accordance with the procedures set forth in the Business Corporations Act (British Columbia) and other applicable laws.

Exploration, Development and Operating Risks

Mining operations generally involve a high degree of risk. Any potential mining operations of the Company will be subject to all the hazards and risks normally encountered in the exploration, development and production of metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, fire, environmental hazards and the discharge of toxic chemicals, explosions and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of mines and other producing facilities, damage to property, injury or loss of life, environmental damage, work stoppages, delays in production, increased production costs and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailings disposal areas which may result in environmental pollution and consequent liability. Although the Company believes that appropriate precautions to minimize risks are taken, these risks cannot be eliminated.

The exploration for and development of mineral deposits involves significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned or other mining operations in which the Company may acquire an interest will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, including among other things: the interpretation of geological data obtained from drill holes and other sampling techniques, the particular attributes of the deposit, such as size, grade and proximity to infrastructure and labour; metal prices which are highly cyclical; government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection; and political stability. The Company’s development projects are also subject to the issuance of necessary permits and other governmental approvals and receipt of adequate financing. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may adversely affect the Company’s business.

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Six months ended – June 30, 2026

Costs

The estimates of costs to conduct further exploration and development work by the Company are based on certain assumptions with respect to the method and timing of the work. By their nature, these estimates and assumptions are subject to significant uncertainties and, accordingly, the actual costs may materially differ from these estimates and assumptions. Accordingly, no assurance can be given that the cost estimates and the underlying assumptions will be realized in practice, which may materially and adversely affect the Company’s viability.

Environmental Regulation, Risks and Hazards

All phases of mining operations are subject to environmental regulation in the jurisdictions in which they operate. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with changing environmental laws and regulations may require significant capital outlays, including obtaining additional permits, and may cause material changes or delays in, or the cancellation of, the Company’s exploration programs or current operations. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s mining operations.

Furthermore, environmental hazards may exist on the properties on which the owners or operators of mining operations hold interests which are unknown to such owners or operators at present and which have been caused by previous or existing owners or operators of the properties.

Government approvals and permits are currently, and may in the future be, required in connection with mining operations at the Company’s properties. To the extent such approvals are required and not obtained, mining operations may be curtailed or prohibited from continuing operations or from proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations or in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. The occurrence of any environmental violation or enforcement action may have an adverse impact on the Company’s operations and reputation.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on mining operations and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Governmental Regulation

Mining operations and exploration activities are subject to extensive laws and regulations governing exploration, development, production, exports, taxes, labour standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupation health, handling, storage and transportation of hazardous substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating, and other facilities in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the owners or operators of mining operations would not proceed with the development of or continue to operate a mine. As part of their normal course operating, and development activities, such owners or operators have expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from mining operations could result in substantial costs and liabilities in the future.

Second Quarter – June 30, 2026Page 33

Six months ended – June 30, 2026

Our operations are governed by, and involve interactions with, many levels of government in countries with a history of corruption. Like most companies, we are required to comply with anti-corruption and anti-bribery laws, including the Canadian Corruption of Foreign Public Officials Act, as well as similar laws in the countries in which we conduct our business. In recent years, there has been a general increase in both the frequency of enforcement and severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its third party agents. It is our policy to implement safeguards to discourage these practices by employees and our consultants. However, our existing safeguards and any future improvements may prove to be less than effective, and our employees and consultants may have engaged or may engage in conduct for which we might be held responsible. Violations of such laws may result in criminal or civil sanctions, and we may be subject to other liabilities, which could negatively affect our business, operating results and financial condition.

Permitting

Mining operations are subject to receiving and maintaining permits from appropriate governmental authorities. It can be time-consuming and costly to obtain, maintain and renew permits. In addition, permit terms and conditions can impose restrictions on how the Company conducts its operations and limit the Company’s flexibility in development of its mineral properties. Prior to any development on the Company’s properties, permits from appropriate governmental authorities may be required. Permits required for the Company’s operations may not be issued, maintained or renewed in a timely fashion or at all, may not be issued or renewed upon conditions that restrict the Company’s ability to conduct the Company’s operations economically, or may be subsequently revoke. Any such failure to obtain, maintain or renew permits, or other permitting delays or conditions could have a material adverse effect on the Company’s business, results of operations, financial condition and prospectus.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may be liable for civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Goldgroup is in the process of applying for or renewing permits and licences relating to its operations in Mexico. The Company cannot be certain that it will receive the necessary permits and licences at all, or on acceptable terms required to conduct further exploration and to develop its properties and bring them into production. Government approvals and approvals of members of the surrounding communities and permits and licences are currently, and will in the future be, required in connection with the operations of the Company. To the extent such approvals are required and not obtained, the Company may be curtailed or prohibited from continuing its exploration, development or production activities. The failure to obtain such permits or licences, or delays in obtaining such permits or licences, could increase the Company’s costs and delay its activities, and could adversely affect the properties, business or operations of the Company.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants, which affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect operations at the Company’s properties.

Exploration and Geological Report

The reported results in the technical reports filed in respect of the Company’s properties are estimates only. No assurance can be given that the estimated mineralization will be recovered. The reported results are based on limited sampling, and, consequently, are uncertain because the samples may not be representative. Estimates may require revision (either up or down) based on actual production experience. If the Company encounters mineralization or geological formations different from those predicted by past drilling, sampling and interpretations, any estimates may need to be altered in a way that could adversely affect the Company’s operations or proposed operations. In addition, market fluctuations in the price of metals, as well as increased production costs or reduced recovery rates, may render certain minerals uneconomic.

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Six months ended – June 30, 2026

Land Title

No assurances can be given that there are no title defects affecting the Company’s properties. The Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects.

A mineral concession in Mexico does not confer any ownership of surface rights. The majority of Goldgroup’s mineral properties are located in relatively uninhabited areas. There are currently no areas of interest to Goldgroup within its mineral concession that are overlain by significant habitation or industrial users, however there are potential overlapping surface usage issues in some areas. Some surface rights may be owned by local communities or “Ejidos” or by private ranching or residential interests. Goldgroup will require additional surface rights to exploit all resources on its properties. Accordingly, Goldgroup will need to negotiate agreements with private landowners for access and any potential development or exploitation rights. There is no assurance that surface rights agreements that may be necessary for future operations will be obtained when needed, on reasonable terms or at all, which could materially and adversely affect the business of Goldgroup.

Additional Capital

Mining, processing, development and exploration may require substantial additional financing. Failure to obtain sufficient financing may result in delaying or indefinite postponement of exploration, development or production or even a loss of property interest. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, will be on satisfactory terms.

Foreign Exchange Rate Fluctuations

Operations in Mexico and Canada are subject to foreign currency exchange fluctuations. The Company raises its funds through equity issuances which are priced in Canadian dollars, and the majority of the exploration costs of the Company are denominated in United States dollar, and Mexico pesos. The Company may suffer losses due to adverse foreign currency fluctuations.

Property Exploration and Development Risk

Some of the Company’s properties are currently at the exploration stage of development. Exploration and development are subject to numerous risks, including, but not limited to, delays in obtaining equipment, material and services essential to developing the project in a timely manner; changes in environmental or other government regulations; currency exchange rates; labour shortages; and fluctuation in metal prices. There can be no assurance that the Company will have the financial, technical and operational resources to complete the exploration and development in accordance with current expectations or at all.

Insurance Risk

The Company’s business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, ground or slope failure, cave-ins, mechanical failures, changes in the regulatory environment and natural phenomena such as inclement weather conditions, fires, floods and earthquakes. Such occurrences could result in damage, delays in mining, monetary losses and possible legal liability.

Although the Company maintains insurance to protect against certain risks in such amounts as it considers reasonable, the Company’s insurance will not cover all the potential risks associated with a mining company’s operations. The Company may also be unable to maintain insurance to cover these risks at economically feasible premiums. Insurance coverage may not continue to be available or may not be adequate to cover any resulting liability. Moreover, insurance against risks such as loss of title to mineral property, environmental pollution, or other hazards as a result of exploration and production is not generally available to the Company or other companies in the mining industry on acceptable terms. The Company may also become subject to liability for pollution or other hazards which may not be insured against or which the Company may elect not to insure against because of premium costs or other reasons. Losses from these events may cause the Company to incur significant costs that could have a material adverse effect on our financial performance and results of operations.

Second Quarter – June 30, 2026Page 35

Six months ended – June 30, 2026

Force Majeure

The Company’s projects now or in future may be adversely affected by risks outside the control of the Company, including labour unrest, civil disorder, war, subversive activities or sabotage, fires, floods, explosions or other catastrophes, epidemics or quarantine restrictions.

Mining Without a Pre-Feasibility Study

Company has chosen to advance the Cerro Prieto project into production without the benefit of completing a feasibility study demonstrating economic and technical viability or, an independent technical report confirming resources. Accordingly, readers should be cautioned that the Company’s production decision has been made without a comprehensive feasibility study of established reserves or resources such that there is greater risk and uncertainty as to future economic results from the Cerro Prieto Mine and a higher technical risk of failure than would be the case if a feasibility study were completed and relied upon to make a production decision.

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking information” (within the meaning of applicable Canadian securities law) and “forward-looking statements” (within the meaning of the United States Private Securities Litigation Reform Act of 1995) concerning Goldgroup’s plans at its mineral properties and other matters. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Actual results could differ materially from the conclusions, forecasts and projections contained in such forward-looking information.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to materially differ from those reflected in the forward-looking statements, and are developed based on assumptions about such risks, uncertainties and other factors set out herein including, without limitation:

●	uncertainties related to actual capital costs, operating costs and expenditures, production schedules and economic returns from Goldgroup’s projects;
●	uncertainties associated with development activities;
●	uncertainties inherent in the estimation of mineral resources and precious metal recoveries;
●	risks related to obtaining appropriate permits and licences to explore, develop, operate and produce at the Company’s projects;

●	uncertainties related to current global economic conditions;
●	fluctuations in precious and base metal prices;
●	uncertainties related to the availability of future financing;
●	risks associated with the completion of technical and feasibility studies, including the planned feasibility study for Back Forty;
●	the expected timing and success of discussions to amend the Osisko Stream Agreements;
●	potential difficulties with joint venture partners;
●	risks that Goldgroup’s title to its property could be challenged;
●	political and country risk;
●	risks associated with Goldgroup being subject to government regulation;
●	risks associated with having adequate surface rights for operations;
●	environmental risks;
●	Goldgroup’s need to attract and retain qualified personnel;
●	risks associated with operating hazards at the Cerro Prieto Mine;
●	risks associated with potential conflicts of interest;
●	Goldgroup’s lack of experience in overseeing the construction of a mining project;
●	risks related to the integration of businesses and assets acquired by Goldgroup;

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Six months ended – June 30, 2026

●	uncertainties related to the competitiveness of the mining industry;
●	risk associated with theft;
●	risk of water shortages and risks associated with competition for water;
●	uninsured risks and inadequate insurance coverage;
●	risks associated with potential legal proceedings;
●	risks associated with community relations;
●	outside contractor risks;
●	risks related to archaeological sites;
●	foreign currency risks;
●	risks associated with security and human rights; and
●	risks related to the need for reclamation activities on Goldgroup’s properties.

This list is not exhaustive of the factors that may affect the Company’s forward-looking information. These and other factors should be considered carefully and readers should not place undue reliance on such forward-looking information.

Cautionary Note to U.S. Investors Concerning Estimates of Mineral Resources and Mineral Reserves

The disclosure in this MD&A uses mineral resource and mineral reserve classification terms that comply with reporting standards in Canada, and, unless otherwise indicated, all mineral resource and mineral reserve estimates included in this MD&A have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ in certain respects from the requirements of the United States Securities and Exchange Commission (the “SEC”) set forth in Subpart 1300 of Regulation S-K (“S-K 1300”), which replaced the SEC’s former Industry Guide 7 effective for fiscal years beginning on or after January 1, 2021. Consequently, mineral resource and mineral reserve information contained in this MD&A may not be directly comparable to similar information disclosed by U.S. companies in accordance with S-K 1300.

Under S-K 1300, the SEC has adopted the Committee for Mineral Reserves International Reporting Standards (“CRIRSCO”) framework and has amended its definitions of proven and probable reserves to be substantially similar to international standards. However, differences remain between the definitions of proven and probable reserves used in NI 43-101 (which incorporates the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards) and those in S-K 1300, including differences in qualified person requirements, technical report requirements, and economic viability standards. Accordingly, mineral reserve estimates contained in this MD&A may not qualify as “mineral reserves” under S-K 1300 standards.

In addition, this MD&A uses the terms “measured mineral resources,” “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. Under S-K 1300, the SEC now also recognizes these mineral resource categories using the CRIRSCO-based classification system; however, there is no assurance that mineral resources reported under NI 43-101 using CIM definitions would be the same had such estimates been prepared under the standards adopted in S-K 1300, as differences exist in the criteria for establishing “reasonable prospects for economic extraction” and in the supporting technical assessments required. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into mineral reserves. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of an inferred mineral resource exists. In accordance with both Canadian rules and S-K 1300, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies (under S-K 1300, a qualified person may include inferred mineral resources in a cash flow analysis within an initial assessment, provided that certain cautionary statements are included). In addition, disclosure of “contained ounces” in a mineral resource estimate is permitted under both NI 43-101 and S-K 1300 provided that the grade or quality and the quantity of each category is stated. For the above reasons, information contained in this MD&A containing descriptions of our mineral resource and mineral reserve estimates may not be comparable to similar information made public by U.S. companies subject to S-K 1300.

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